


SEC MAIL PROCESSING
RECEIVED
JUL 22 2003
WASH, D.C. 187 SECTION

ANNUAL REPORT 2003

BENIHANA® INC.



Selected Financial Data

In thousands, except per share information

	YEARS ENDED				
	March 30, 2003	March 31, 2002	April 1, 2001 (53 wk yr)	March 26, 2000	March 28, 1999
CONSOLIDATED STATEMENTS OF EARNINGS DATA:					
Total revenues	**$ 189,244**	$ 171,507	$ 163,243	$ 137,477	$ 119,149
Cost of food and beverage sales	**46,182**	42,754	43,301	36,588	30,964
Restaurant operating expenses	**111,725**	99,707	89,427	74,088	65,188
Restaurant opening costs	**485**	1,228	1,453	566	12
Marketing, general and administrative expenses	**15,512**	13,373	13,690	11,402	11,343
Impairment charge		438			
Interest expense, net	**528**	990	1,233	1,297	1,644
Minority interest	**477**	100	40	81	
Income before income taxes	**14,335**	12,917	14,099	13,455	9,998
Net income	**9,473**	8,829	9,091	8,733	6,518
Basic earnings per common share (1)	**1.08**	1.16	1.28	1.23	0.92
Diluted earnings per common share (1)	**1.01**	1.11	1.20	1.14	0.88
CONSOLIDATED BALANCE SHEET DATA:					
Total assets	**$ 128,481**	$ 98,301	$ 85,929	$ 75,445	$ 60,868
Long-term debt including current maturities	**22,000**	6,000	14,645	14,646	12,407
Stockholders' equity	**85,631**	73,713	52,685	43,545	34,699
OTHER FINANCIAL DATA:					
Capital expenditures	**$ 27,418**	$ 13,944	$ 14,611	$ 9,643	$ 7,212

(1) On June 7, 2002, the Board of Directors declared a 15% stock dividend in Class A stock on both the Class A Shares and Common Shares. The stock dividend was paid on August 12, 2002 to holders of record July 15, 2002. As a result, basic and diluted earnings per common share are shown as if the stock dividend had been in existence for each fiscal year presented.

To Our Shareholders

We are pleased to report another year of growth for Benihana Inc. in fiscal 2003.

- Revenues and net income reached new all-time highs.
- A record number of customers dined at our restaurants.
- We opened more restaurants and announced major plans for new units.
- A significant acquisition was completed, adding a new growth dimension to our Company.

As one of the leading Asian restaurant chains in the nation, Benihana early on identified a trend in people's dining tastes that has greatly benefited the Company. Asian food is today one of the fastest-growing segments of the restaurant industry. Our Company has benefited not only because it was the first on the scene, but also because we have always put the customer first. Throughout our restaurants, Benihana's excellent, dedicated staff understands the need to provide quality, tasteful food, but also to provide an atmosphere of enjoyment and relaxation which goes hand in hand with good dining.

It is especially evident in the high regard for the Benihana brand. The Benihana name connotes good food, good times and quality dining. It is a broadly recognized franchise and one of our most valuable assets.

While our restaurants continue to offer traditional recipes that have made Benihana famous, we have recognized the need to adapt as well to new lifestyle demands without sacrificing our fundamentals. We also have become one of the leaders in sushi, which has certainly become a new and, we believe, lasting food favorite. Each of our Benihana teppanyaki restaurants now serves sushi, and Haru has continued to build upon its broad reputation as the place to go in the Manhattan market of New York City for excellent sushi as well as Japanese fusion food, at reasonable prices and satisfactory servings. To this mix, we added last year the acquisition of RA Sushi Bar and Restaurant with four restaurants in and around Phoenix, Arizona. Since its purchase last December, RA Sushi has given a highly successful account of itself, with steady growth. Development is already underway to expand the concept – one of, again, quality sushi and unique Pacific-Rim dishes in a high energy, exciting restaurant environment – that fits perfectly with Benihana's trademark quality dining and entertainment concept.

Our growth this past year has continued. Total sales for the fiscal year ended March 30, 2003 amounted to $ 187.9 million, an increase of 10.5% over the prior year. For our Company, comparable restaurant sales for units open a year or more were up 4.4% - 2.8% at the teppanyaki restaurants and 21.1% at Haru's five New York based restaurants. People visiting our restaurants during the year totaled 7.6 million, a solid increase of 9.4%. Sales have grown almost 59% over the past five years. Net income likewise established a new high of $ 9.5 million, rising 7.3% for the year and 45% greater than in fiscal 1999. On a fully diluted basis, net income per share equaled $ 1.01, based on 9.4 million outstanding average shares, compared with $ 1.11 on 7.9 million average shares outstanding in the prior year. The greater number of shares reflects the public offering of 1 million Class A common shares in December 2002, a sale designed to help finance our Company's continued growth.

The year was not without its challenges. The softer economy and the war in Iraq affected our business, as it did virtually every company in the restaurant field. We also had to contend with higher health care and labor costs, and a decrease in productivity. I am pleased to say that we have addressed the internal issues promptly. Productivity has been gaining steadily of late. The health care expense issue was met with understanding by our employees for the need for them to shoulder a slightly bigger share of premiums for our self-funded program, as is the case with many companies today.

Prompt management response, whether to opportunity or economic uncertainty, has enabled Benihana to continue its growth for what will soon be our 40th year. This is an achievement few restaurant chains can claim.

And, indeed, we continue to grow.

Benihana teppanyaki restaurants – Just after the close of fiscal 2003, we opened a new Benihana restaurant in Westbury, New York, a Long Island suburb of New York City. It is our second teppanyaki restaurant on Long Island and both are prospering. The new restaurant represents our 54th teppanyaki restaurant; one was closed during the year upon the expiration of its lease. In addition, three additional teppanyaki restaurants currently are under development – Scottsdale, Arizona, Alpharetta, Georgia, and Carlsbad, California.

Haru – The chain's five restaurants in the heart of midtown Manhattan as well as the Upper West Side and East Side of this New York City borough seem destined to become a sturdy anchor for expansion. While we continue to seek suitable sites in New York City for Haru, we have under development a new Haru – the first one outside the city – in the Old Town area of Philadelphia, Pennsylvania.

RA Sushi Bar and Restaurant – This lively new addition to the Benihana family of restaurants already has under development a new RA Sushi style restaurant where a former Sushi Doraku restaurant is being converted in Chicago, Illinois. Also, leases for new RA Sushi restaurants have been signed for Tucson, Arizona and San Diego and Huntington Beach, California. The RA Sushi concept further positions Benihana in the casual dining segment where we foresee continued growth opportunities.

In all, Benihana currently has nine restaurants under development at present, representing an investment of approximately $ 19.4 million and one of the busier expansion programs for our Company. We also continue to seek new opportunities, both of new sites and possible acquisitions. And we have underway a more aggressive marketing effort, utilizing largely local television spots, that are highly imaginative and entertaining, and which are proving enormously successful.

Last year's stock offering and the companies revised credit facility assure Benihana of the necessary capital to continue its development program and growth plans. And as we often say, our Company is going to be 40 years young. As we prepare to mark four decades of growth, Benihana is doing so with great spirit and confidence in its future development.

Our accomplishments could not have been achieved without the contributions of our many loyal employees, who to the public represent the face of Benihana, the efforts of our executive team and managers, the dedication of the members of our Board of Directors, and the support of our shareholders. You have our sincere appreciation.



Joel A. Schwartz
President

Management's Discussion and Analysis:

Financial Condition and Results of Operations

OVERVIEW

Summary of results

Summary highlights of our fiscal 2003 year compared to the previous year:

- the eleventh consecutive year of total sales increases and comparable restaurant sales increases,
- acquired a chain of four RA Sushi restaurants,
- opened two new Benihana teppanyaki-style restaurants in The Woodlands and Las Colinas, Texas,
- earnings per share diluted of $1.01 compared to $1.11,
- revised our credit facility, gaining flexibility to finance the Company's continued profitable growth,
- restaurant operating profit (restaurant sales less cost of food and beverage sales and restaurant operating expenses) increased 8.8% to approximately $30.0 million, and
- net income increased 7.3% to approximately $9.5 million.

Our Business

We have operated teppanyaki-style Japanese restaurants in the United States for over 38 years, and we believe we are the largest operator of teppanyaki-style restaurants in the country. Our core concept, the traditional Benihana restaurant, offers teppanyaki-style Japanese cooking in which fresh steak, chicken and seafood is prepared by a Benihana chef on a steel grill which forms a part of the table on which the food is served. Our Haru concept offers an extensive menu of Japanese fusion dishes in a high energy, urban atmosphere. In addition to traditional, high quality sushi and sashimi creations, Haru offers raw bar items and Japanese cuisine. Our RA Sushi concept, acquired in December 2002, offers sushi and a full menu of Pacific-Rim dishes in a high energy environment featuring upbeat design elements and music.

At March 30, 2003 we:

- owned and operated 53 Benihana teppanyaki-style Japanese dinnerhouse restaurants,
- franchised others to operate 19 additional Benihana restaurants,
- owned and operated five Haru restaurants in New York City,
- owned and operated four RA Sushi restaurants in the greater Phoenix Metropolitan area, and
- owned and operated one Doraku restaurant in Miami Beach, Florida.

OUTLOOK

We continued to grow in fiscal 2003, despite a challenging environment. We completed the highly promising acquisition of the RA Sushi restaurants, our Haru restaurants enjoyed steady growth and we opened two new teppanyaki restaurants. Subsequent to year-end, we opened a teppanyaki restaurant in Westbury, New York and have seven other new teppanyaki and sushi restaurants under development. In addition, we have successfully addressed important cost issues that will contribute to the Company's near and long-range profitability, including the cost of the health care program and significantly improving productivity while maintaining our high standards of quality service.

We believe that our revenues will increase next year due to the aforementioned newly opened teppanyaki restaurant in Westbury, New York and the opening of six of the seven new restaurants under development, having one full year of RA Sushi sales and from continuing increases in customer counts at restaurants open for longer than one year. We expect food and beverage costs along with marketing, general and administrative expenses to remain in line and to benefit from the aforementioned cost cutting measures put in place in fiscal 2003. However, the current prolonged slowdown in the economy may result in flat to negative comparable restaurant sales increases as well as less than anticipated sales from new restaurant openings.

Management's Discussion and Analysis:

Financial Condition and Results of Operations

OPERATING RESULTS

Revenues

Revenues consist of the sales of food and beverages at our restaurants and royalties and licensing fees from franchised restaurants. Revenues are dependent upon the number of patrons that visit our restaurants and franchisees' restaurants and the average check amounts.

The following table shows revenues and percentage increases for the past three years:

(Dollar amounts are expressed in thousands)

	FISCAL YEAR ENDED					
	2003		2002		2001 (53 wk yr)	
		Percent change from 2002		Percent change from 2001		Percent change from 2000
Restaurant sales	**$ 187,913**	**10.5%**	$170,051	5.1%	$161,865	18.7%
Franchise fees and royalties	**1,331**	**(8.6%)**	1,456	5.7%	1,378	26.7%
Total revenues	**$ 189,244**	**10.3%**	$171,507	5.1%	$163,243	18.7%

The table below shows the amount of the changes in restaurant sales and the nature of the changes.

(Dollar amounts are expressed in thousands)

	FISCAL YEAR ENDED		
	2003	2002	2001 (53 wk yr)
Amount of increase from prior year	**$ 17,862**	$ 8,186	$ 25,476
Increase in sales from restaurants opened or owned longer than one year	**7,206**	1,808	13,847
Increase from new restaurants	**8,897**	9,580	2,345
Increase from acquired restaurants	**3,226**		6,082
Increase from sales at existing units while not comparable due to remodeling closures	**330**		
Effect of additional week in fiscal 2001		(3,202)	3,202
Closed units	**(1,797)**		

We believe that the Benihana style of presentation makes us a unique choice for customers. We believe that customers who are seeking greater value for their dining budget appreciate the entertainment value provided by the chef cooking directly at their table. We continued our multi-year program to build capacity in our existing restaurants through adding additional tables and sushi bars. Sales over the past two years have also increased as a result of an increasing trend for sushi as a menu item. We believe that we are the largest restaurant chain offering sushi to consumers nationwide. Sushi bars have been added to most of the Benihana restaurants over the past several years.

2003 compared to 2002

Revenues increased 10.3% in fiscal 2003 when compared to fiscal 2002. Restaurant sales increased $17,862,000 in fiscal 2003 when compared to the prior fiscal year. The increase is mainly attributable to increases in comparable restaurant sales of $7,206,000 and from increases in sales from new restaurants of $8,897,000. Comparable restaurant sales growth for restaurants opened longer than one year was 4.4% in fiscal 2003. Guest counts increased 9.4% to 7.6 million. The average per guest check amount was $23.45 at the teppanyaki restaurants, $28.22 at the Haru restaurants, $20.56 at the Doraku restaurants and $19.15 at the RA Sushi restaurants. The average per guest check amount decreased in the Benihana teppanyaki restaurant due to customers trading down the menu and a decrease in alcoholic beverage sales in response to the economic slump.

2003 compared to 2002 (cont.)

Sales revenues were positively affected by the increase in guest counts in fiscal 2003 when compared to the 9/11 affected fiscal 2002. The increase in customer counts was tempered by a slowing economy, the Iraqi war as well as the inclement weather in the fourth quarter.

We closed two restaurants in fiscal 2003. The Louisville teppanyaki restaurant closed the last week of the fiscal year after its lease expired. The Chicago Doraku restaurant closed in February 2003 and it is in the process of being converted to a RA Sushi restaurant.

2002 compared to 2001

Revenues increased 5.1% in fiscal 2002 when compared to fiscal 2001. Restaurant sales increased $8,186,000 in fiscal 2002 when compared to fiscal 2001 (which included an additional week which produced $3,202,000 of sales). The increase is mainly attributable to the five new restaurants opened in fiscal 2002 which accounted for $9,580,000 of sales. Comparable restaurant sales growth for restaurants opened longer than one year was 1.1% in fiscal 2002. Guest counts increased 2.4% to 7.0 million. The average per guest check amount was $23.61 at the teppanyaki restaurants, $26.50 at the Haru restaurants and $15.53 at the Doraku restaurants.

Sales revenues were profoundly impacted following the tragic events of September 11, which occurred during the second quarter of fiscal 2002, particularly in urban areas and in other areas more dependent upon tourism and business travel. We experienced a decline in sales, particularly in New York City where we operate two Benihana and five Haru restaurants, and other urban markets in which we have restaurants.

We closed two restaurants in fiscal 2002. The Marina del Rey teppanyaki restaurant closed in August 2001 after its lease expired. A Doraku restaurant closed in March 2002 principally due to poor traffic at the mall in which it was located.

Operating costs and expenses

Operating costs and expenses are largely dependent on the number of customers that visit our restaurants and the costs of the commodities, the number of employees that are necessary to provide a high quality of service to our customers, rents we pay for our restaurant properties, utilities and other necessary costs.

The following table shows the amount of change in our restaurant operating costs, costs as a percentage of restaurant sales, and the percentages of change from the preceding years.

	YEAR ENDED		
	2003	**2002**	**2001**
Cost as a percentage of restaurant sales:			
Cost of food and beverage sales	**24.6%**	25.1%	26.8%
Restaurant operating expenses	**59.5%**	58.6%	55.2%
Restaurant opening costs	**.3%**	.7%	.9%
Marketing, general and administrative expenses	**8.3%**	7.9%	8.5%
Amount of change from prior year:			
Cost of food and beverage sales	**$ 3,428**	$ (547)	$ 6,713
Restaurant operating expenses	**12,018**	10,280	15,339
Restaurant opening costs	**(743)**	(225)	889
Marketing, general and administrative expenses	**2,139**	(317)	2,288
Interest expense, net	**(462)**	(243)	(64)
Percentage increase or (decrease) from prior year:			
Cost of food and beverage sales	**8.0%**	(1.3%)	18.3%
Restaurant operating expenses	**12.1%**	11.5%	20.7%
Restaurant opening costs	**(60.5%)**	(15.5%)	157.4%
Marketing, general and administrative expenses	**16.0%**	(2.3%)	20.1%
Interest expense, net	**(46.7%)**	(19.7%)	(4.9%)

Management's Discussion and Analysis:

Financial Condition and Results of Operations

2003 compared to 2002

Cost of food and beverage sales increased in absolute amount, but decreased when expressed as a percentage of sales in fiscal 2003 when compared to fiscal 2002. The increase in absolute amount is attributable to an increase in sales. The decrease when expressed as a percentage of sales is attributable to lower commodity prices, principally shrimp, in the current fiscal year.

Restaurant operating expenses increased in absolute amount and when expressed as a percentage of sales in fiscal 2003 when compared to fiscal 2002. The increase was attributable to increased labor and related costs, an increase in property and liability insurance expense and increased depreciation and amortization expenses. The increase in labor and related costs relates principally to the increase in health care benefits costs and declining productivity coupled with increasing overtime wages during the first two quarters of fiscal 2003 compared to the equivalent periods of fiscal 2002. Property and liability insurance expense increased from an increase in premiums. Lastly, depreciation and amortization increased due to new restaurant properties placed into service and other capital expenditures made to the existing restaurant portfolio in the current year compared to the previous fiscal year.

Restaurant opening costs decreased in fiscal 2003 when compared to fiscal year 2002 as a result of the relatively large expenses associated with the three Haru openings in the preceding fiscal year. In fiscal year 2003, restaurant opening costs related to the new Benihana restaurants in The Woodlands and Las Colinas, Texas and to the new Benihana in Westbury, New York which opened during the second week of fiscal 2004.

Marketing, general and administrative costs increased in absolute amount and when expressed as a percentage of sales in fiscal 2003 when compared to fiscal 2002. The increase was attributable to increased salaries and benefits from additional management personnel who were hired by the Company in connection with the acquisition of the RA Sushi concept. Additionally, advertising expenses increased in the current year as a result of increased planned advertising expenditures.

Interest expense, net, decreased in 2003 fiscal year when compared to fiscal 2002. The decrease was a result of lower average borrowings outstanding coupled with lower interest rates in the current fiscal year compared to the previous fiscal year.

Our effective income tax rate increased in fiscal 2003 to 33.9% from 31.6% in fiscal 2002. The increase was due to an increase in net pre-tax income coupled with a relatively fixed amount of Federal tax credit for FICA taxes paid on reported tip income.

2002 compared to 2001

Cost of food and beverage sales decreased in absolute amount and as a percentage of sales in fiscal 2002 when compared to fiscal 2001. The decrease was attributable to lower commodities costs, principally shrimp costs, in fiscal year 2002 compared to fiscal 2001.

Restaurant operating expenses increased in absolute amount and when expressed as a percentage of sales in fiscal 2002 from fiscal 2001. The increase was attributable to higher labor costs, occupancy costs and depreciation and amortization expenses. The increased labor costs were due to maintaining full restaurant staffs following the tragic events of September 11, which had a negative effect on restaurant operating expenses as a percentage of sales. Also, labor costs increased due to higher labor costs during the start-up period of the three new Haru restaurants and two new Benihana restaurants that opened during fiscal 2002. Additionally, higher occupancy costs and depreciation and amortization expenses relating to the five new restaurants negatively affected restaurant operating expenses in absolute amount and when expressed as a percentage of sales.

Restaurant opening costs decreased in fiscal 2002 when compared to fiscal 2001. The decrease was attributable to pre-opening expenses in fiscal 2001 that related to the new Haru restaurants.

Marketing, general and administrative costs decreased in total dollar amount in fiscal 2002 when compared to fiscal 2001. We incurred higher legal costs in fiscal 2002 to defend the wage and hour disputes discussed in Note 11 of the notes to our consolidated financial statements. The increase in legal fees was offset in part by a decrease in amortization expense resulting from the cessation of the amortization of goodwill as a result of implementation of SFAS No. 142.

2002 compared to 2001 (cont.)

Interest expense decreased in fiscal 2002 when compared to fiscal 2001. The decrease was attributable to a significant decrease in the interest rates on our borrowings under our credit facility as well as a decrease in the borrowings in fiscal 2002 compared to the previous comparable fiscal year. The Company capitalized $12,000 and $345,000 of construction period interest during fiscal 2002 and 2001, respectively.

During fiscal 2002, we recorded an impairment charge of $438,000 for the write-down to fair value of property and equipment at a Doraku restaurant in Ft. Lauderdale, Florida because its future projected cash flows were not sufficient to support the previous carrying value of these assets. We closed the restaurant in March 2002.

Our effective income tax rate decreased in fiscal 2002 to 31.6% from 35.5% in fiscal 2001. The decrease was due to a decrease in net pre-tax income coupled with a relatively fixed amount of Federal tax credit for FICA taxes paid on reported tip income.

OUR FINANCIAL RESOURCES

We have borrowings from Wachovia Bank, National Association ("Wachovia") under a term loan and a revolving line of credit facility, both of which were renegotiated on December 3, 2002. The renegotiated credit agreement increased the term loan facility to $16,000,000. The line of credit facility allows us to borrow up to $15,000,000 through December 31, 2007. At March 30, 2003, we had $9,000,000 available for borrowing under the revolving line of credit. The full amount of the term loan, $16,000,000, was outstanding at March 30, 2003 and is payable in quarterly installments of $750,000 through December 2004 and $833,333 thereafter until the term loan matures in December 2007. The interest rate at March 30, 2003 of both the line of credit and the term loan was approximately 2.38%. We have the option to pay interest at Wachovia's prime rate plus 1% or at libor plus 1%. The interest rate may vary depending upon the ratio that the sum of earnings before interest, taxes, depreciation and amortization has to our total indebtedness. The loan agreements limit our capital expenditures, require that we maintain certain financial ratios and profitability amounts and prohibit the payment of cash dividends.

In fiscal 2001, we entered into a master lease agreement with Wachovia and two other banks that provided financing for up to $25,000,000 for new restaurant acquisition and construction. Management determined that more favorable rates were available under our line of credit and accordingly we terminated this arrangement on June 12, 2002 by borrowing $5,000,000 from the line of credit and using $8,000,000 in cash to pay off the outstanding facility balance and we acquired the three restaurant properties that were financed under the facility.

Since restaurant businesses generally do not need relatively large amounts of inventory and accounts receivable, there is no need to finance them. As a result, many restaurant businesses have deficiencies in working capital.

The following table summarizes the sources and uses of cash *(in thousands)*:

	FISCAL YEAR ENDED	
	2003	**2002**
Cash provided by operations	**$ 18,279**	$ 15,231
Cash (used in) investing activities	**(38,782)**	(13,959)
Cash provided by financing activities	**17,740**	2,855
Decrease (increase) in cash	**$ (2,763)**	$ 4,127

OPERATING ACTIVITIES

Cash provided by operations increased during the year from fiscal 2002 primarily as a result of increased earnings and noncash items such as depreciation and amortization as well as changes in operating assets and liabilities.

INVESTING ACTIVITIES

Expenditures for property and equipment were $27,418,000, an increase of $13,474,000 from the prior fiscal year. Approximately $13 million of the total expenditures related to teppanyaki restaurants that we originally financed under the master lease agreement which was terminated June 12, 2002. We expended an additional $8.2 million for the construction of new restaurants.

INVESTING ACTIVITIES (cont.)

We expect to expend approximately $14 million for the development of new restaurants during the 2004 fiscal year. We also intend to remodel several restaurants during our 2004 fiscal year. The total cost of these renovations are expected to be approximately $12 million. We do not expect that sufficient cash will be provided from operations and the availability under our revolving line of credit will be adequate to pay for expansion and renovation programs. To complete these programs, we will need to increase our revolving line of credit with Wachovia or pursue other financing alternatives. There is no assurance that we will be successful in obtaining such financing which will force us to curtail our plans.

We purchased RA Sushi, a privately owned Arizona chain that operates four restaurants for a cash price of approximately $11.4 million, approximately $1.2 million of debt assumption and other costs of approximately $0.5 million. The acquisition was financed from our renegotiated credit agreement.

FINANCING ACTIVITIES

Our total indebtedness increased by $16,000,000 from the end of fiscal 2002 as a result of increased bank borrowings to acquire RA Sushi. We had net borrowings of $10,000,000 under the renegotiated term loan portion of the credit agreement and $6,000,000 under the revolving line of credit. We repaid $702,000 of leases that are considered to be capital in nature. We also realized $1,929,000 from the exercise of stock options as compared to $1,235,000 in the previous fiscal year.

THE IMPACT OF INFLATION

The Company does not believe that inflation has had a material effect on sales or expenses during the last three years other than labor costs. The Company's restaurant operations are subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip credits. Significant numbers of the Company's food service and preparation personnel are paid at rates related to the federal minimum wage and, accordingly, increases in the minimum wage have increased the Company's labor costs in the last two years. To the extent permitted by competition, the Company has mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years.

MARKET RISKS

We are exposed to certain risks of increasing interest rates and commodity prices. The interest on our indebtedness is largely variable and is benchmarked to the prime rate in the United States or to the London interbank offering rate. We may protect ourselves from interest rate increases from time-to-time by entering into derivative agreements that fix the interest rate at predetermined levels. We have a policy not to use derivative agreements for trading purposes.

We purchase commodities such as chicken, beef, lobster, fish and shrimp for our restaurants. The prices of these commodities may be volatile depending upon market conditions. We do not purchase forward commodity contracts because the changes in prices for them have historically been short-term in nature and, in our view, the cost of the contracts is in excess of the benefits.

SEASONALITY OF OUR BUSINESS

Our business is not highly seasonal although we do have more diners coming to our restaurants for special holidays such as Mother's Day, Valentine's Day and New Year's. Mother's Day falls in our first fiscal quarter, New Year's in the third quarter and Valentine's Day in the fourth quarter of each year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities during the reported period. (See Note 1 of notes to consolidated financial statements included in this Annual Report.)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES (cont.)

Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

We record all property and equipment at cost less accumulated depreciation. Improvements are capitalized while repairs and maintenance costs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful life of the assets or the lease terms of the respective leases. The useful life of property and equipment and the determination as to what constitutes a capitalized cost versus a repair and maintenance expense involves judgments by management. These judgments may produce materially different amounts of depreciation expense if different assumptions were used.

We periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the assets to the future cash flows to be generated by the asset. If the total future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value, and an impairment charge is taken against results of operations.

We periodically review the recoverability of goodwill based primarily upon an analysis of cash flows of the related investment assets compared to the carrying value or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The analysis involves judgments by management which may produce materially different results if different assumptions are used in the analysis.

We are self-insured for a significant portion of our employee health and workers' compensation programs. The Company maintains stop-loss coverage with third party insurers to limit its total exposure. The accrued liability associated with these programs is based on our estimate of the ultimate costs to be incurred to settle known claims and an estimate of claims incurred but not reported to the Company as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions. If actual trends, including the severity or frequency of claims, differ from our estimates, our financial results could be impacted.

We estimate certain components of our provision for income taxes. These estimates include, but are not limited to, effective state and local income tax amounts, allowable tax credits for items such as FICA taxes paid on reported tip income and estimates related to depreciation expense allowable for tax purposes. Our estimates are made based on the best available information at the time that we prepare the provision. We usually file our income tax returns many months after our fiscal year-end. All tax returns are subject to audit by federal and state governments, usually years after the returns are filed, and could be subject to differing interpretations of the tax laws or the Company's application of such laws to its business. (See Note 10 to our consolidated financial statements.)

NEW ACCOUNTING PRONOUNCEMENTS THAT MAY AFFECT OUR FINANCIAL REPORTING

In June 2002, the Financial Accounting Standards Board (the "FASB") issued Statements of Financial Accounting Standards ("SFAS") SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities". SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The scope of SFAS No. 146 also includes: (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 is effective January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on our consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS THAT MAY AFFECT OUR FINANCIAL REPORTING (cont.)

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that upon the issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. FIN 45 provides that initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year end. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. The implementation of FIN 45 did not have a material impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of SFAS No. 123". SFAS No. 148 provides alternative methods for an entity that voluntarily charges for the fair value based method of accounting for stock-based employee compensation as required by SFAS No. 123. This Statement also requires prominent disclosure related to stock-based employee compensation in both annual and interim financial reporting. This Statement is effective for fiscal years ending after December 15, 2002. Other than the new disclosure provisions, this Statement did not have any impact on our consolidated financial statements.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". FIN 46 provides guidance on identifying variable interest entities and assessing whether or not a variable interest entity should be consolidated. The provisions of FIN 46 are to be applied immediately to variable interest entities created after January 31, 2003. For variable interest entities created on or before January 31, 2003, the provisions of FIN 46 are to be applied no later than the beginning of the first interim period beginning after June 15, 2003. We do not expect the implementation of FIN 46 to have a material impact on our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective for contracts entered into or modified after June 30, 2003. We do not expect the implementation of SFAS No. 149 to have a material impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 30, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the implementation of SFAS No. 150 to have a material impact on our consolidated financial statements.

FORWARD LOOKING STATEMENTS

This Annual Report contains various "forward-looking statements" which represent our expectations or beliefs concerning future events, including unit growth, future capital expenditures, and other operating information. A number of factors could, either individually or in combination, cause actual results to differ materially from those included in the forward-looking statements, including changes in consumer dining preferences, fluctuations in commodity prices, availability of qualified employees, changes in the general economy, industry cyclicality, and in consumer disposable income, competition within the restaurant industry, availability of suitable restaurant locations, or acquisition opportunities, harsh weather conditions in areas in which the Company and its franchisees operate restaurants or plan to build new restaurants, acceptance of the Company's concepts in new locations, changes in governmental laws and regulations affecting labor rates, employee benefits, and franchising, ability to complete new restaurant construction and obtain governmental permits on a reasonably timely basis, unstable economy and conditions in foreign countries where we franchise restaurants and other factors that we cannot presently foresee.

Consolidated Statements of Earnings

(In thousands, except per share information)

YEAR ENDED	March 30, 2003	March 31, 2002	April 1, 2001
REVENUES			
Restaurant sales	**$ 187,913**	$ 170,051	$ 161,865
Franchise fees and royalties	**1,331**	1,456	1,378
Total revenues	**189,244**	171,507	163,243
COSTS AND EXPENSES			
Cost of food and beverage sales	**46,182**	42,754	43,301
Restaurant operating expenses	**111,725**	99,707	89,427
Restaurant opening costs	**485**	1,228	1,453
Marketing, general and administrative expenses	**15,512**	13,373	13,690
Impairment charge		438	
Total operating expenses	**173,904**	157,500	147,871
Income from operations	**15,340**	14,007	15,372
Interest expense, net	**528**	990	1,233
Minority interest	**477**	100	40
Income before income taxes	**14,335**	12,917	14,099
Income tax provision	**4,862**	4,088	5,008
Net Income	**$ 9,473**	$ 8,829	$ 9,091
EARNINGS PER SHARE			
Basic earnings per common share [1]	**$ 1.08**	$ 1.16	$ 1.28
Diluted earnings per common share [1]	**$ 1.01**	$ 1.11	$ 1.20

[1] On June 7, 2002, the Board of Directors declared a 15% stock dividend in Class A stock on both the Class A Shares and Common Shares. The stock dividend was paid on August 12, 2002 to holders of record July 15, 2002. As a result, basic and diluted earnings per common share are shown as if the stock dividend had been in existence for each fiscal year presented.

See notes to consolidated financial statements.

Consolidated Balance Sheets

(In thousands, except share and per share information)

YEAR ENDED	March 30, 2003	March 31, 2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,299	$ 5,062
Receivables	626	990
Inventories	5,328	4,097
Prepaid expenses	2,236	2,530
Total current assets	10,489	12,679
PROPERTY AND EQUIPMENT, NET	84,482	61,971
DEFERRED INCOME TAXES, NET	1,172	1,963
GOODWILL, NET	27,131	16,478
OTHER ASSETS	5,207	5,210
	$ 128,481	$ 98,301
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 19,407	$ 16,921
Current maturity of bank debt	3,000	3,000
Current maturities of obligations under capital leases	373	668
Total current liabilities	22,780	20,589
LONG-TERM DEBT - BANK	19,000	3,000
OBLIGATIONS UNDER CAPITAL LEASES	299	705
MINORITY INTEREST	771	294
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock - $.10 par value; convertible into Class A common stock; authorized - 12,000,000 shares; issued and outstanding - 3,184,479 and 3,276,179 shares in 2003 and 2002, respectively	318	328
Class A common stock - $.10 par value; authorized - 20,000,000 shares; issued and outstanding - 5,595,084 and 4,151,319 shares in 2003 and 2002, respectively	560	415
Additional paid-in capital	48,444	26,926
Retained earnings	36,452	46,160
Treasury stock - 10,828 and 9,177 shares of common stock at cost, respectively	(143)	(116)
Total stockholders' equity	85,631	73,713
	$ 128,481	$ 98,301

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share information)

	Preferred Stock	Common Stock	Class A Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, March 26, 2000	**$ 1**	**$ 358**	**$ 258**	**$ 14,756**	**$ 28,288**	**$ (116)**	**$ 43,545**
Net income					9,091		9,091
Dividend on preferred stock					(43)		(43)
Issuance of 2,500 shares of common stock under exercise of options				14			14
Issuance of 9,511 shares of Class A common stock under exercise of options			1	77			78
Balance, April 1, 2001	**1**	**358**	**259**	**14,847**	**37,336**	**(116)**	**52,685**
Net income					8,829		8,829
Tax benefit from stock options				352			352
Dividend on preferred stock					(5)		(5)
Conversion of 700 shares of preferred stock into 105,267 shares of Class A common stock	(1)		11	(10)			
Conversion of 316,937 shares of common stock into Class A common stock		(31)	31				
Issuance of 1,000,000 shares of Class A common stock, net of offering costs			100	10,517			10,617
Issuance of 14,000 shares of common stock under exercise of options		1		39			40
Issuance of 139,406 shares of Class A common stock under exercise of options			14	1,181			1,195
Balance, March 31, 2002		**328**	**415**	**26,926**	**46,160**	**(116)**	**73,713**
Net income					9,473		9,473
Tax benefit from stock options				517			517
Issuance of 1,141,050 shares of Class A common stock for stock dividend			115	19,089	(19,181)	(23)	
Conversion of 100,700 shares of common stock into Class A common stock		(10)	10				
Purchase of treasury stock						(4)	(4)
Issuance of 9,000 shares of common stock under exercise of options				43			43
Issuance of 178,865 shares of Class A common stock under exercise of options			18	1,708			1,726
Issuance of 150 shares of Class A common stock for incentive compensation				3			3
Issuance of 23,000 shares of Class A common stock under exercise of warrant			2	158			160
Balance, March 30, 2003	**$**	**$ 318**	**$ 560**	**$ 48,444**	**$ 36,452**	**$ (143)**	**$ 85,631**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands, except share information)

	March 30, 2003	March 31, 2002	April 1, 2001
OPERATING ACTIVITIES:			
Net income	**$ 9,473**	$ 8,829	$ 9,091
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**7,375**	5,898	5,178
Minority interest	**477**	100	40
Deferred income taxes	**791**	1,010	317
Issuance of common stock for incentive compensation	**3**		
Loss on disposal of assets	**120**	207	63
Write-down of impaired assets		438	
Change in operating assets and liabilities that provided (used) cash:			
Receivables	**364**	(256)	(253)
Inventories	**(1,085)**	52	(536)
Prepaid expenses	**351**	(1,408)	(357)
Other assets	**(431)**	(228)	(497)
Accounts payable and accrued expenses	**841**	589	1,935
Net cash provided by operating activities	**18,279**	15,231	14,981
INVESTING ACTIVITIES:			
Business acquisition, net of cash acquired	**(11,353)**		
Expenditures for property and equipment	**(27,418)**	(13,944)	(14,611)
Other	**(11)**	(15)	(19)
Net cash used in investing activities	**(38,782)**	(13,959)	(14,630)
FINANCING ACTIVITIES:			
Dividends paid on preferred stock		(5)	(43)
Proceeds from issuance of long-term debt	**34,800**	15,000	6,500
Repayment of long-term debt and obligations under capital leases	**(19,502)**	(24,344)	(7,130)
Proceeds from issuance of Class A common stock		10,617	
Proceeds from issuance of common stock and Class A common stock under exercise of options	**1,929**	1,235	92
Tax benefit from stock option exercise	**517**	352	
Purchase of treasury stock	**(4)**		
Net cash provided by (used in) financing activities	**17,740**	2,855	(581)
Net (decrease) increase in cash and cash equivalents	**(2,763)**	4,127	(230)
Cash and cash equivalents, beginning of year	**5,062**	935	1,165
Cash and cash equivalents, end of year	**$ 2,299**	$ 5,062	$ 935
SUPPLEMENTAL CASH FLOW INFORMATION:			
CASH PAID DURING THE FISCAL YEAR FOR:			
Interest	**$ 423**	$ 1,030	$ 1,376
Income taxes	**$ 3,055**	$ 3,831	$ 6,254
BUSINESS ACQUISITIONS, NET OF CASH ACQUIRED:			
Fair value of assets acquired, other than cash	**$ 2,346**		
Liabilities assumed	**(1,646)**		
Purchase price in excess of the net assets acquired	**10,653**		
	$ 11,353		

During fiscal 2003, 100,700 shares of common stock were converted into 100,700 shares of Class A common stock.
During fiscal 2003, a stock dividend of 1,141,050 shares of Class A common stock was paid.
During fiscal 2002, 316,937 shares of common stock were converted into 316,937 shares of Class A common stock.
During fiscal 2002, 700 shares of preferred stock were converted into 105,267 shares of Class A common stock.

See notes to consolidated financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

Benihana Inc., including its majority owned subsidiaries (the "Company"), owned and operated 53 teppanyaki style and 10 sushi restaurants and franchised 19 others as of March 30, 2003. The Company has the rights to open, license and develop Benihana restaurants in the United States, Central and South America and the Caribbean islands.

BASIS OF PRESENTATION

The consolidated financial statements include the assets, liabilities and results of operations of the Company's majority-owned subsidiaries. The ownership of other interest holders including attributable income is reflected as minority interest. All intercompany accounts and transactions have been eliminated in consolidation. The Company operates within only one reportable operating segment.

The Company has a 52/53-week fiscal year. The fiscal years ended March 30, 2003 and March 31, 2002 consisted of 52 weeks and the year ended April 1, 2001 consisted of 53 weeks.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform with fiscal 2003 classifications.

FRANCHISE AND ROYALTIES REVENUE RECOGNITION

The Company recognizes initial franchise fees as income when substantially all of its obligations are satisfied, which generally coincides with the opening of the franchised restaurants. The Company also receives continuing royalties based upon a percentage of each franchised restaurant's gross revenues. Royalties are recognized as income when earned.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investment instruments purchased with an initial maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories, which consist principally of restaurant operating supplies and food and beverage, are stated at the lower of cost (first-in, first-out method) or market.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization are computed by the straight-line method over the estimated useful life (buildings - 30 years; restaurant furniture, fixtures and equipment - 8 years; office equipment - 8 years; personal computers, software and related equipment - 3 years; and leaseholds - lesser of the lease terms, including renewal options, or useful life).

The Company capitalizes all direct costs incurred to construct restaurants. Upon opening, these costs are depreciated and charged to expense based upon their useful life classification. The amount of interest capitalized in connection with restaurant construction was approximately $12,000 in fiscal 2002 and was $345,000 in fiscal year 2001.

ACCOUNTING FOR LONG-LIVED ASSETS

The Company periodically evaluates its net investment in restaurant properties for impairment for events or changes in circumstances that indicate the carrying amounts of an asset may not be recoverable. During fiscal 2002, the Company recorded an impairment charge of $438,000 for the write-down to fair value of property and equipment at a Doraku restaurant. No impairments occurred in fiscal years 2003 and 2001.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont.)*

ACCOUNTING FOR GOODWILL

The Company periodically reviews goodwill for impairment and writes down the carrying amount of goodwill to results of operations when the recorded value of goodwill is determined to be more than their fair value.

The Company adopted the provisions of SFAS No. 142 effective the beginning of the first quarter of fiscal 2002. These standards only permit prospective application of the new accounting; accordingly, adoption of these standards did not affect previously reported financial information. The principal effect of implementing SFAS No. 142 was the cessation of the amortization of goodwill; however, impairment reviews may result in future write-downs. Goodwill amortization amounted to $898,000 or $.13 per diluted share in fiscal 2001. The Company reviewed goodwill for possible impairment during fiscal 2003 and 2002 and determined that there was no impairment.

Had the Company been accounting for its goodwill under SFAS No. 142 for all periods presented, the Company's net income and net income per share would have been as follows:

(In thousands except for earnings per share amounts)	March 30, 2003	March 31, 2002	April 1, 2001
Reported net income	**$ 9,473**	$ 8,829	$ 9,091
Add back: goodwill amortization, net of tax			898
Adjusted net income	**$ 9,473**	$ 8,829	$ 9,989
Basic earnings per share:			
Reported net income	**$ 1.08**	$ 1.16	$ 1.28
Goodwill amortization, net of tax			.13
Adjusted net income	**$ 1.08**	$ 1.16	$ 1.41
Diluted earnings per share:			
Reported net income	**$ 1.01**	$ 1.11	$ 1.20
Goodwill amortization, net of tax			.13
Adjusted net income	**$ 1.01**	$ 1.11	$ 1.33

ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE

The Company capitalizes and records in other assets the cost of computer software obtained for internal use and amortizes such costs over a three-year period.

DERIVATIVE INSTRUMENTS

The Company does not currently utilize interest rate swap agreements to hedge exposure to fluctuations in variable interest rates. The Company had entered into an interest swap agreement which expired on May 1, 2002.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation under the intrinsic value method of accounting for stock-based compensation. Therefore, the Company generally recognizes no compensation expense with respect to such awards because options are generally granted at the fair market value of the underlying shares on the date of the grant. The Company has disclosed pro forma net income and earnings per share amounts using the fair value method.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont.)*

Had the Company accounted for its stock-based awards under the fair value method, the table below shows the pro forma effect on net income and earnings per share for the three most recent fiscal years.

	March 30, 2003	March 31, 2002	April 1, 2001
Net income			
As reported	**$ 9,473**	$ 8,829	$ 9,091
Total stock-based employee compensation expense determined under fair value based method for all awards	**754**	606	928
Pro forma	**$ 8,719**	$ 8,223	$ 8,163
Basic earnings per share:			
As reported	**$ 1.08**	$ 1.16	$ 1.28
Pro forma	**$ 1.00**	$ 1.08	$ 1.15
Diluted earnings per share:			
As reported	**$ 1.01**	$ 1.11	$ 1.20
Pro forma	**$ .93**	$ 1.03	$ 1.07

As a result of the inclusion of only the grants made subsequent to fiscal 1995, the effects may not be representative of the pro forma impact in future years. The following weighted average assumptions were used in the Black-Scholes option-pricing model used in developing the above pro forma information: a risk-free interest rate of 1.8% for fiscal year 2003, 3.8% for fiscal year 2002 and 4.7% for 2001, respectively, an expected life of three years, no expected dividend yield and a volatility factor of 50%, 50% and 53% for fiscal years 2003, 2002 and 2001, respectively.

SEGMENT REPORTING

Reportable operating segments are components of an enterprise about which separate financial information is available that is evaluated by the chief operating decision maker in deciding how to allocate resources and in evaluating performance. The Company believes its restaurants meet the criteria supporting aggregation of all restaurants into one operating segment.

EARNINGS PER SHARE

Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each period. The diluted earnings per common share computation includes dilutive common share equivalents issued under the Company's various stock option plans and dilutive convertible preferred stock.

The computation of basic earnings per common share and diluted earnings per common share for each year is shown below *(in thousands)*:

	March 30, 2003	March 31, 2002	April 1, 2001
Net income	**$ 9,473**	$ 8,829	$ 9,091
Less preferred dividends		(5)	(43)
Income for computation of basic earnings per common share	**9,473**	8,824	9,048
Convertible preferred dividends (see Note 12)		5	43
Income for computation of diluted earnings per common share	**$ 9,473**	$ 8,829	$ 9,091
Weighted average number of common shares in basic earnings per share	**8,739**	7,596	7,090
Effect of dilutive securities:			
stock options and warrants	**670**	336	392
convertible preferred shares		14	121
Weighted average number of common shares and dilutive potential common shares used in diluted earnings per share	**9,409**	7,946	7,603

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont.)*

RECENT ACCOUNTING PRONOUNCEMENTS AFFECTING THE COMPANY

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities". SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The scope of SFAS No. 146 also includes: (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 is effective January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that upon the issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. FIN 45 provides that initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year end. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. The implementation of FIN 45 did not have a material impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment of SFAS No. 123". SFAS No. 148 provides alternative methods for an entity that voluntarily charges for the fair value based method of accounting for stock-based employee compensation as required by SFAS No. 123. This Statement also requires prominent disclosure related to stock-based employee compensation in both annual and interim financial reporting. This Statement is effective for fiscal years ending after December 15, 2002. Other than the new disclosure provisions, this Statement did not have any impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". FIN 46 provides guidance on identifying variable interest entities and assessing whether or not a variable interest entity should be consolidated. The provisions of FIN 46 are to be applied immediately to variable interest entities created after January 31, 2003. For variable interest entities created on or before January 31, 2003, the provisions of FIN 46 are to be applied no later than the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the implementation of FIN 46 to have a material impact on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective for contracts entered into or modified after June 30, 2003. The Company does not expect the implementation of SFAS No. 149 to have a material impact on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 30, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the implementation of SFAS No. 150 to have a material impact on its consolidated financial statements.

NOTE 2: ACQUISITION

The Company's financial statements and the discussion and the data presented below reflect the acquisition by the Company of RA Sushi, a privately owned Arizona chain currently operating four restaurants, on December 3, 2002. The purchase price paid in cash at closing was approximately $11.4 million, along with the assumption of approximately $1.2 million of debt and other costs of approximately $0.5 million. The purchase agreement also included a contingent purchase price provision which requires the Company to pay the seller contingent payments based on certain operating results of the acquired business for fiscal years ending 2004, 2005 and 2006. The acquisition has been accounted for using the purchase method of accounting and the operating results of RA Sushi have been included in the Company's current fiscal year consolidated statements of earnings since the date of acquisition. The excess of the purchase price over the acquired tangible and intangible net assets of approximately $10.7 million has been allocated to goodwill. The Company anticipates that all goodwill recorded in connection with the RA Sushi acquisition will be deductible for tax purposes.

The following unaudited pro forma financial information gives effect to the acquisition as if the acquisition had occurred as of the beginning of the fiscal years presented. This pro forma financial information reflects certain adjustments such as interest expense on additional bank borrowings and related income tax effects for the periods presented.

(In thousands except per share information):

	March 30, 2003	March 31, 2002
	(Unaudited)	(Unaudited)
Restaurant sales	**$ 193,499**	$ 175,584
Net income	**$ 9,786**	$ 9,237
Basic earnings per common share	**$ 1.12**	$ 1.22
Diluted earnings per common share	**$ 1.04**	$ 1.16

These pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had taken place as of the beginning of the fiscal years presented.

NOTE 3: FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, accounts receivable and payable, and accrued liabilities approximate fair value because of the short-term nature of the items. The carrying amounts of the Company's debt and other payables approximate fair value either due to their short-term nature or the variable rates associated with these debt instruments.

NOTE 4: INVENTORIES

Inventories consist of *(in thousands)*:

	March 30, 2003	March 31, 2002
Food and beverage	**$ 1,612**	$ 1,568
Supplies	**3,716**	2,529
	$ 5,328	$ 4,097

Notes to Consolidated Financial Statements

Years Ended March 30, 2003, March 31, 2002 and April 1, 2001

NOTE 5: PROPERTY AND EQUIPMENT

Property and equipment consist of *(in thousands)*:

	March 30, 2003	March 31, 2002
Land	**$ 11,159**	$ 5,925
Buildings	**21,717**	13,686
Leasehold improvements	**66,102**	58,947
Restaurant furniture, fixtures, and equipment	**25,161**	21,941
Restaurant facilities and equipment under capital leases	**7,040**	7,638
	131,179	108,137
Less accumulated depreciation and amortization (including accumulated amortization of restaurant facilities and equipment under capital leases of $6,792 and $7,116 in 2003 and 2002, respectively)	**53,027**	47,729
	78,152	60,408
Construction in progress	**6,330**	1,563
	$ 84,482	$ 61,971

NOTE 6: OTHER ASSETS

Other assets consist of *(in thousands)*:

	March 30, 2003	March 31, 2002
Lease acquisition costs, net	**$ 2,137**	$ 2,378
Security deposits	**1,031**	992
Premium on liquor licenses	**981**	995
Computer software costs, net	**243**	265
Deferred financing charges, net	**365**	129
Cash surrender value of life insurance policy	**391**	380
Long-term receivables	**59**	71
	$ 5,207	$ 5,210

NOTE 7: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of *(in thousands)*:

	March 30, 2003	March 31, 2002
Accounts payable	**$ 6,129**	$ 5,586
Accrued payroll, incentive compensation and related taxes	**3,867**	3,701
Accrued health insurance costs	**840**	500
Sales taxes payable	**1,178**	1,107
Unredeemed gift certificates	**1,161**	857
Accrued percentage rent	**1,078**	1,052
Accrued property taxes	**623**	706
Straight-line rent accrual	**1,531**	1,161
Other accrued operating expenses	**3,000**	2,251
	$ 19,407	$ 16,921

NOTE 8: LEASE OBLIGATIONS

The Company generally operates its restaurants in leased premises. The typical restaurant premises lease is for a term of between 15 to 25 years with renewal options ranging from 5 to 25 years. The leases generally provide for the obligation to pay property taxes, utilities, and various other use and occupancy costs. Rentals under certain leases are based on a percentage of sales in excess of a certain minimum level. Certain leases provide for increases based upon the changes in the consumer price index. The Company is also obligated under various leases for restaurant equipment and for office space and equipment.

Minimum payments under lease commitments are summarized below for capital and operating leases. The imputed interest rates used in the calculations for capital leases vary from 9.75% to 12% and are equivalent to the rates which would have been incurred at the time to borrow, over a similar term, the amounts necessary to purchase the leased assets.

The amounts of operating and capital lease obligations are as follows *(in thousands)*:

	Operating Leases	Capital Leases
FISCAL YEAR ENDING:		
2004	$ 7,287	$ 458
2005	7,823	290
2006	7,979	26
2007	7,858	
2008	7,847	
Thereafter	73,872	
Total minimum lease payments	$ 112,666	774
Less amount representing interest		102
Total obligations under capital leases		672
Less current maturities		373
Long-term obligations under capitalized leases at March 30, 2003		$ 299

Rental expense consists of *(in thousands)*:

	March 30, 2003	March 31, 2002	April 1, 2001
Minimum rental commitments	**$ 8,191**	$ 7,804	$ 6,497
Rental based on percentage of sales	**2,404**	2,273	2,298
	$ 10,595	$ 10,077	$ 8,795

NOTE 9: LONG-TERM DEBT

Long-term debt consists of *(in thousands)*:

	March 30, 2003	March 31, 2002
Term loan - bank	**$ 16,000**	$ 6,000
Revolving line of credit - bank	**6,000**	
	22,000	6,000
Less current portion	**3,000**	3,000
	$ 19,000	$ 3,000

NOTE 9: LONG-TERM DEBT *(cont.)*

The Company has borrowings from Wachovia Bank, National Association ("Wachovia") under a term loan and a revolving line of credit facility, both of which were renegotiated on December 3, 2002. The renegotiated credit agreement increased the term loan facility to $16,000,000. The line of credit facility allows the Company to borrow up to $15,000,000 through December 31, 2007. At March 30, 2003, the Company had $9,000,000 available for borrowing under the revolving line of credit. The full amount of the term loan, $16,000,000, was outstanding at March 30, 2003 and is payable in quarterly installments of $750,000 through December 2004 and $833,333 thereafter until the term loan matures in December 2007. The interest rate at March 30, 2003 of both the line of credit and the term loan was approximately 2.38%. The Company has the option to pay interest at Wachovia's prime rate plus 1% or libor plus 1%. The interest rate may vary depending upon the ratio that the sum of earnings before interest, taxes, depreciation and amortization has to the Company's total indebtedness. The loan agreements limit the Company's capital expenditures to certain amounts, require that the Company maintain certain financial ratios and profitability amounts and prohibit the payment of cash dividends.

In fiscal 2001, the Company entered into a master lease agreement with Wachovia and two other banks that provided financing for up to $25,000,000 for new restaurant acquisition and construction. Management determined that more favorable rates were available under the Company's line of credit and accordingly the Company terminated this arrangement on June 12, 2002 by borrowing $5,000,000 from the line of credit and using $8,000,000 in cash to pay off the outstanding facility balance and the Company acquired the three restaurant properties that were financed under the facility.

Principal maturities of long-term debt obligations at March 30, 2003 are as follows:

FISCAL YEAR ENDING:	
2004	$ 3,000
2005	3,000
2006	3,333
2007	4,167
2008	8,500
Total	$ 22,000

NOTE 10: INCOME TAXES

Deferred tax assets and liabilities reflect the tax effect of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts of such assets and liabilities as measured by income tax law. A valuation allowance is recognized to reduce deferred tax assets to the amounts that are more likely than not to be realized.

The net deferred tax asset balance consists of *(in thousands)*:

	MARCH 30, 2003			**MARCH 31, 2002**		
	Assets	**Liabilities**	**Total**	**Assets**	**Liabilities**	**Total**
Tax loss carryforwards	**$ 733**	**$ –**	**$ 733**	$ 1,164	$ –	$ 1,164
Excess book amortization for pre-opening costs and capital leases	**180**		**180**	349		349
Income tax credits	**790**		**790**	572		572
Gift certificates	**464**		**464**	343		343
Accelerated depreciation for tax purposes		**(263)**	**(263)**	34		34
Smallware inventory		**(705)**	**(705)**		(523)	(523)
Goodwill		**(94)**	**(94)**			
Other	**67**		**67**	24		24
Total asset (liability)	**$ 2,234**	**$ (1,062)**	**$ 1,172**	$ 2,486	$ (523)	$ 1,963

NOTE 10: INCOME TAXES *(cont.)*

As of March 30, 2003, the Company had available net operating loss carryforwards as a result of a 1997 acquisition amounting to $1,831,000 for ordinary income tax purposes and is available to reduce future taxable income. The net operating loss carryforwards are subject to the change of control provisions of the Internal Revenue Code which limit the usage of the net operating loss carryforwards to approximately $1,100,000 per year. All net operating loss carryforwards expire as follows *(in thousands)*:

Fiscal year ending:	
2005	$ 1,361
2006	470
	$ 1,831

The income tax provision consists of *(in thousands)*:

	March 30, 2003	March 31, 2002	April 1, 2001
Current:			
Federal	**$ 2,826**	$ 2,069	$ 3,398
State	**1,245**	1,009	1,293
Deferred:			
Federal and State	**791**	1,010	317
Income tax provision	**$ 4,862**	$ 4,088	$ 5,008

The income tax provision differed from the amount computed at the statutory rate as follows *(in thousands)*:

	March 30, 2003	March 31, 2002	April 1, 2001
Federal income tax provision at statutory rate of 34%	**$ 4,917**	$ 4,421	$ 4,835
State income taxes, net of federal benefit	**822**	663	854
Tax credits, net	**(1,000)**	(893)	(833)
Other	**123**	(103)	152
Income tax provision	**$ 4,862**	$ 4,088	$ 5,008
Effective income tax rate	**33.9%**	31.6%	35.5%

NOTE 11: COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company is a defendant in an action brought by a former server at a Benihana restaurant and purported to be filed on behalf of similarly situated current and former employees of the Company alleging violations of the minimum wage provisions applicable to certain tipped employees arising from the tip pooling and distribution practices at the restaurant. Plaintiffs seek damages consisting of the difference between the hourly wage paid and the applicable federal minimum wage rate, attorneys' fees and costs and certain liquidated damages provided by statute. The Company is also a defendant in a related action which asserts two claims: one for alleged violations of the minimum wage provisions of the Federal Fair Labor Standards Act, and one for alleged violations of New York State Labor Law concerning gratuities. As in the action described above, certain similarly situated employees may have rights to "opt in" to the federal claim, while the state claim purports to be brought as a class action.

Notes to Consolidated Financial Statements

Years Ended March 30, 2003, March 31, 2002 and April 1, 2001

NOTE 11: COMMITMENTS AND CONTINGENCIES *(cont.)*

The parties entered into a Settlement Agreement with respect to the consolidated action dated March 13, 2003, which provides for, among other things, settlement payments to the plaintiffs and a payment of attorney's fees and costs. Depending upon the number of putative class members who opt out of the class (and thus the settlement) and the number of class members who fail to claim their settlement payment, the total amount of settlement payments made may be less than the aggregate amount of settlement payments provided for in the Settlement Agreement. Plaintiffs' motion seeking, among other things, preliminary approval of the Settlement Agreement and certification of a class for purposes of the settlement is currently pending. While the Company believes that the complaints in the consolidated action have no merit, should the settlement not be finalized and the action proceed to trial, there can be no assurance that the Company will not be required to pay a material amount in connection with defending or settling the consolidated action. If the consolidated action is settled in accordance with the terms of the Settlement Agreement, the maximum payments from the Company would not be material to the Company's financial condition or results of operations.

Except for the matters described above, the Company is not a party to any litigation other than routine claims which are incidental to its business.

AUDIT

The Company is under examination by the Internal Revenue Service of its fiscal 2000 Federal income tax return. The examination is in its preliminary stages and while the Company believes that there are no significant issues of concern, there can be no assurance that the Internal Revenue Service will agree with all items as filed on the Federal income tax return.

ACQUISITIONS

In December 1999, the Company completed the acquisition of 80% of the equity of Haru Holding Corp. ("Haru"). The acquisition was accounted for using the purchase method of accounting. Pursuant to the purchase agreement, at any time during the period of July 1, 2005 through September 30, 2005, the holders of the balance of Haru's equity (the "Minority Stockholders") shall have a one-time option to sell their shares to the Company. Provided that the Minority Stockholders do not exercise their right to sell their shares, then the Company has a one-time option to purchase the shares of the Minority Stockholders between the period of October 1, 2005 and December 31, 2005. The price for both the put and call options will be determined based on a defined cash flow measure for the acquired business.

In December 2002, the Company completed the acquisition of RA Sushi restaurants. The acquisition was accounted for using the purchase method of accounting. Pursuant to the purchase agreement, the Company is required to pay the seller contingent payments based on certain operating results of the acquired business for fiscal years ending 2004, 2005 and 2006.

NOTE 12: STOCKHOLDERS' EQUITY

PREFERRED STOCK

The preferred stock had a liquidation preference of $1,000 per share, carried a cumulative dividend of 6% and entitled the holder a right to convert into shares of the Company's Class A Common Stock. In fiscal 2002, the holder converted all of the preferred stock to 105,267 shares of Class A Common Stock.

COMMON AND CLASS A COMMON STOCK

The Company's Common Stock is convertible into Class A Common Stock on a one-for-one basis. The Class A Common Stock is identical to the Common Stock except that it gives the holder one-tenth (1/10) vote per share, voting together with the Company's Common Stock as a single class on all matters except the election of directors. For election of directors, the Class A Common Stockholders vote as a class to elect 25% of the members of the Board of Directors.

STOCK DIVIDEND

On June 7, 2002, the Board of Directors declared a 15% stock dividend on Class A stock in both the Class A shares and common shares. The stock dividend was paid on August 12, 2002 to holders of record July 15, 2002.

NOTE 12: STOCKHOLDERS' EQUITY *(cont.)*

STOCK OPTIONS

The Company has various stock option plans: a 1994 Employee Stock Option Plan (1994 Plan), a 1996 Class A Stock Option Plan (1996 Plan), a 1997 Class A Stock Option Plan (1997 Plan), a 2000 Class A Stock Option Plan (2000 Plan), a Directors' Stock Option Plan (Directors' Plan) and a Directors' Class A Stock Option Plan (Directors' Class A Plan), under all of which a maximum of 3,285,000 shares of the Company's Common Stock and Class A Common Stock were authorized for grant and for all of which options for 1,541,493 shares remain available for grant.

Options granted under the 1996, 1997 and 2000 Plans have a term of ten years from date of issuance, and are exercisable ratably over a three-year period commencing with the date of the grant. Options granted under these plans require that the exercise price be at market value on the date of the grant, or for optionees that own more than 10% of the combined voting rights of the Company, at 110% of market value for incentive stock options.

Options granted under the 1994 Plan have a term of ten years from date of issuance and are exercisable on the date of grant. Under the Directors' Plan, options to purchase 10,000 shares are automatically granted to each of the Company's non-employee directors on the date of the Company's annual meeting. Options granted under the Directors' Plan are exercisable ratably over two years commencing with the first anniversary of the date of the grant.

The following table summarizes information about fixed-price stock options outstanding at March 30, 2003:

	Options Outstanding			Options Exercisable	
Ranges of Exercise Prices	Number	Weighted-Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 2.50 - $ 2.83	11,500	1.2	$ 2.75	11,500	$ 2.75
5.87 - 7.44	429,105	6.6	6.92	429,105	6.92
7.83 - 8.31	77,877	4.0	7.98	77,877	7.98
8.91 - 10.65	472,171	5.1	10.32	472,171	10.32
11.03 - 16.78	772,056	8.1	13.48	560,223	12.75
$ 2.50 - $ 16.78	1,762,709			1,550,876	

Stock options activity under the above plans for the years ended are as follows:

	March 30, 2003	March 31, 2002	April 1, 2001
Balance, beginning of year	**1,435,046**	1,426,938	1,177,784
Issued from stock dividend	**216,028**		
Granted	**300,000**	220,000	276,500
Canceled		(28,813)	(15,335)
Expired	**(500)**	(29,673)	
Exercised	**(187,865)**	(153,406)	(12,011)
Balance, end of year	**1,762,709**	1,435,046	1,426,938
Weighted average fair value of options granted during year	**$ 5.47**	$ 2.48	$ 5.07

Notes to Consolidated Financial Statements

Years Ended March 30, 2003, March 31, 2002 and April 1, 2001

NOTE 12: STOCKHOLDERS' EQUITY *(cont.)*

STOCK RIGHTS

The Company has a Shareholder Rights Plan under which a Preferred Share Purchase Right (Right) is represented by each outstanding share of the Company's Common and Class A Common Stock. The Rights operate to create substantial dilution to a potential acquirer who seeks to make an acquisition, the terms of which the Company's Board of Directors believes is inadequate or structured in a coercive manner.

The Rights become exercisable on the tenth day (or such later date as the Board of Directors may determine) after public announcement that a person or a group (subject to certain exceptions) has acquired 20% or more of the outstanding Common Stock or an announcement of a tender offer that would result in beneficial ownership by a person or a group of 20% or more of the Common Stock.

NOTE 13: INCENTIVE AND DEFERRED COMPENSATION PLANS

The Company has an incentive compensation plan whereby bonus awards are made if the Company attains a certain targeted return on its opening equity or at the discretion of the Compensation Committee. The purpose of the plan is to improve the long-term sustainable results of operations of the Company by more fully aligning the interests of management and key employees with the shareholders of the Company. One-third of the amounts awarded are immediately made available to the employee and the remaining two-thirds become available ratably over the succeeding two years. Amounts allocated under the Plan may be taken in cash or deferred in a non-qualified deferred compensation plan. The target rate, which was 15.0% for 2003, 15.5% for 2002 and 15.0% for 2001, is approved annually based upon a review of the rates of return on equity of other publicly traded restaurant businesses by the Compensation Committee of the Board of Directors. The amount of the awards is capped at 50% of the eligible salary of the employee. The Company accrued $350,000, $300,000 and $564,000 of incentive compensation for fiscal years 2003, 2002 and 2001, respectively.

The Company has an executive retirement plan whereby certain key employees may elect to defer up to 20% of their salary and 100% of their bonus until retirement or age 55, whichever is later, or due to disability or death. Employees may select from various investment options for their available account balances. Investment earnings are credited to their accounts.

NOTE 14: QUARTERLY FINANCIAL DATA *(Unaudited)*

Quarter ended *(in thousands except for per share information)*:

	MARCH 30, 2003				MARCH 31, 2002			
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
REVENUES	**$ 46,305**	**$ 43,822**	**$ 41,958**	**$ 57,159**	$ 42,904	$ 40,182	$ 37,486	$ 50,935
GROSS PROFIT	**34,693**	**32,952**	**31,353**	**42,733**	32,154	30,254	27,649	37,240
NET INCOME	**3,063**	**2,168**	**1,452**	**2,790**	3,661	2,339	382	2,447
BASIC EARNINGS PER SHARE	**$ .35**	**$ .25**	**$ .17**	**$ .32**	$ .43	$ .31	$ .05	$ .34
DILUTED EARNINGS PER SHARE	**$ .33**	**$ .24**	**$ .16**	**$ .30**	$ .40	$ .30	$ .05	$ .33

Independent Auditors' Report

Deloitte
& Touche

To the Board of Directors and Stockholders of Benihana Inc.:

We have audited the accompanying consolidated balance sheets of Benihana Inc. and subsidiaries ("Benihana") as of March 30, 2003 and March 31, 2002, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended March 30, 2003. These consolidated financial statements are the responsibility of Benihana's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Benihana as of March 30, 2003 and March 31, 2002, and the results of its operations and its cash flows for each of the three years in the period ended March 30, 2003 in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
May 15, 2003

Common Stock Information

The Company's Common Stock and Class A Common Stock are traded on the Nasdaq National Market System. There were 225 holders of record of the Company's Common Stock and 511 holders of record of the Class A Common Stock at March 30, 2003.

The table below sets forth high and low bid prices for the Company's Common Stock and Class A Common Stock, which do not include commissions and mark-ups or mark-downs for the periods indicated. Such bid prices reflect inter-dealer prices without retail mark-ups, markdowns or commissions and may not necessarily represent actual transactions.

	FISCAL YEAR ENDED			
	MARCH 30, 2003		MARCH 31, 2002	
COMMON STOCK [1]	High	Low	High	Low
1ST QUARTER	20.32	13.91	12.17	8.54
2ND QUARTER	16.42	10.26	12.22	9.22
3RD QUARTER	15.04	11.31	13.65	8.70
4TH QUARTER	13.31	9.36	17.60	12.49

	FISCAL YEAR ENDED			
	MARCH 30, 2003		MARCH 31, 2002	
CLASS A COMMON STOCK [1]	High	Low	High	Low
1ST QUARTER	19.77	13.76	12.26	7.14
2ND QUARTER	16.25	10.30	12.39	8.70
3RD QUARTER	14.98	11.59	13.57	8.05
4TH QUARTER	13.49	9.34	17.80	13.00

The Class A Common Stock is identical to the Common Stock except that it gives the holder one-tenth (1/10) vote per share, voting together with the Company's Common Stock as a single class on all matters except the election of directors. For election of directors, the Class A Common stockholders vote as a class to elect 25% of the members of the Board of Directors.

The Company has not declared or paid a cash dividend on common equity since its organization and has no present intention of paying any such dividend in the foreseeable future. The Company intends to retain all available cash for the operation and expansion of its business. In addition, the Company's present loan agreement restricts the payment of cash dividends.

On June 7, 2002, the Board of Directors declared a 15% stock dividend in Class A stock on both the Class A shares and common shares. The stock dividend was paid on August 12, 2002 to holders of record July 15, 2002.

(1) The high and low prices have been adjusted to reflect the aforementioned stock dividend for all periods presented prior to the second quarter of fiscal 2003.

Officers and Directors

CORPORATE OFFICERS

Joel A. Schwartz - CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Taka Yoshimoto - EXECUTIVE VICE PRESIDENT, OPERATIONS

Michael R. Burris - SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER

Darwin C. Dornbush - SECRETARY

Kevin Y. Aoki - VICE PRESIDENT, MARKETING

Juan C. Garcia - VICE PRESIDENT - CONTROLLER

DIRECTORS

Kevin Y. Aoki

Joel A. Schwartz

Taka Yoshimoto

John E. Abdo - VICE CHAIRMAN OF THE BOARD OF DIRECTORS AND CHAIRMAN OF THE EXECUTIVE COMMITTEE, BANKATLANTIC, FSB AND BANKATLANTIC BANCORP., INC.

Norman Becker - INDEPENDENT CONSULTANT, CERTIFIED PUBLIC ACCOUNTANT

Darwin C. Dornbush - PARTNER, DORNBUSH MENSCH MANDELSTAM & SCHAEFFER, LLP

Max Pine - INDEPENDENT CONSULTANT

Yoshihiro Sano - FOUNDER OF PACIFIC ALLIANCE GROUP

Robert B. Sturges - PARTNER, CONTINENTAL HOSPITALITY HOLDINGS

Corporate Information

COMMON STOCK

NASDAQ Symbols

Common Stock	BNHN
Class A Common Stock	BNHNA

GENERAL COUNSEL

Dornbush Mensch Mandelstam & Schaeffer, LLP
747 Third Avenue
New York, New York 10017

INDEPENDENT AUDITORS

Deloitte & Touche, LLP
200 South Biscayne Boulevard
Miami, FL 33131

10-K REPORT AVAILABILITY

A copy of the Benihana Inc. Form 10-K, filed with the U.S. Securities and Exchange Commission, is available on our corporate website at www.Benihana.com or can be obtained by writing us at:
8685 N.W. 53rd Terrace
Miami, FL 33166

TRANSFER AGENT AND REGISTRAR

Wachovia Bank, N.A.
Shareholder Services Group
230 South Tryon Street
Charlotte, North Carolina 28288-1154

CORPORATE HEADQUARTERS

8685 Northwest 53rd Terrace
Miami, Florida 33166
(305) 593-0770

The Benihana Restaurant Group

The Benihana family of restaurants offers a sumptuous variety of the finest Japanese cuisine to be found in the west.

From the heightened experience of Benihana, where most Americans had their first taste of Japanese food, to the breathlessly delicious and comfortably elegant fusion of Haru, to the funky and flashy scenes at Doraku and RA, our restaurants treat you to fabulous dining served in uniquely pleasing settings.


行く末は


誰か肌ふれん


BENIHANA®


HARU

JAPANESE FUSION CUISINE


RA

Pacific Rim Cuisine


道楽

Doraku.
sushi + sake + music™


紅の花


芭蕉

Benihana Group Restaurant Locations 2003

Benihana Restaurants
RA Sushi Restaurants
Haru Restaurants
Franchised Benihana Restaurants
Doraku Restaurant
Future Benihana Restaurants
Future RA Sushi Restaurants
Future Haru Restaurants
Future Franchised Restaurants

1 Anchorage, AK
1 Seattle, WA
1 Beaverton, OR
6 Northern CA
1 Beverly Hills, CA
1 Reno, NV
1 Salt Lake City, UT
1 Huntington Bch., CA
1 Carlsbad, CA
1 Las Vegas, NV
8 Southern CA
1 San Diego, CA
1 Scottsdale, AZ
4 Phoenix, AZ
1 Tucson, AZ
1 Honolulu, HI
1 Denver, CO
1 Broomfield, CO
1 Minneapolis, MN
1 Milwaukee, WI
1 Chicago, IL
4 Chicago, IL
3 Michigan
1 Cleveland, OH
1 Indianapolis, IN
1 Pittsburgh, PA
2 Cincinnati, OH
1 Memphis, TN
1 Little Rock, AR
1 Alpharetta, GA
2 Atlanta, GA
3 Dallas, TX
1 Austin, TX
4 Houston, TX
1 San Antonio, TX
1 Orlando, FL
5 South Florida
1 Miami, FL
1 Key West, FL
1 Pennsauken, NJ
1 Edison, NJ
1 Short Hills, NJ
2 Long Island, NY
1 Harrisburg, PA
5 Manhattan, NY
1 Manhattan, NY
1 Philadelphia, PA
2 New York City, NY
1 Bethesda, MD
1 Washington D.C.

73 COMPANY OWNED RESTAURANTS

ANAHEIM, CA
BURLINGAME, CA
CITY OF INDUSTRY, CA
CONCORD, CA
CUPERTINO, CA
ENCINO, CA
MONTEREY, CA
NEWPORT BEACH, CA
ONTARIO, CA
SACRAMENTO, CA
SAN DIEGO, CA
SAN FRANCISCO, CA
SANTA MONICA, CA
TORRANCE, CA
DENVER, CO
WASHINGTON D.C.
FT. LAUDERDALE, FL
LAKE BUENA VISTA, FL
SOUTH BEACH, FL (DORAKU)
NORTH BAY VILLAGE, FL
MIAMI, FL - SAMURAI
KENDALL, FL
STUART, FL
ATLANTA I, GA
ATLANTA II, GA
CHICAGO, IL
LOMBARD, IL
SCHAUMBURG, IL
WHEELING, IL
INDIANAPOLIS, IN
BETHESDA, MD
DEARBORN, MI
FARMINGTON HILLS, MI
TROY, MI
GOLDEN VALLEY, MN
SHORT HILLS, NJ
PENNSAUKEN, NJ
HARU AMSTERDAM, NY
HARU THIRD AVENUE, NY
HARU TOO, NY
HARU BROADWAY, NY
HARU PARK AVENUE, NY
NEW YORK EAST, NY
NEW YORK WEST, NY
WESTBURY, NY
CINCINNATI I, OH
CINCINNATI II, OH
CLEVELAND, OH
BEAVERTON, OR
PITTSBURGH, PA
MEMPHIS, TN
DALLAS, TX
DALLAS, TX
HOUSTON I, TX
HOUSTON II, TX
LAS COLINAS, TX
SUGARLAND, TX
WOODLANDS, TX
SALT LAKE CITY, UT
RA SUSHI - AHWATUKEE, AZ
RA SUSHI - TEMPE, AZ
RA SUSHI - SCOTTSDALE, AZ
RA SUSHI - KIERLAND, AZ

UNDER DEVELOPMENT

SCOTTSDALE, AZ
CARLSBAD, CA
ALPHARETTA, GA
HARU MANHATTAN
HARU PHILADELPHIA
RA SUSHI - TUCSON, AZ
RA SUSHI - SAN DIEGO, CA
RA SUSHI - HUNTINGTON BCH.
RA SUSHI - CHICAGO, IL

23 BENIHANA FRANCHISE RESTAURANTS

ANCHORAGE, AK
NORTH LITTLE ROCK, AR
BEVERLY HILLS, CA
BROOMFIELD, CO
KEY WEST, FL
HONOLULU, HI
EDISON, NJ
LAS VEGAS, NV
RENO, NV
HARRISBURG, PA
AUSTIN, TX
SAN ANTONIO, TX
SEATTLE, WA
MILWAUKEE, WI
ARUBA
CARACAS I VENEZUELA
CARACAS II VENEZUELA
CARACAS III VENEZUELA
CARACAS IV VENEZUELA
LIMA, PERU
LIMA, PERU II

UNDER DEVELOPMENT

SANTIAGO, CHILE
TRINIDAD & TOBAGO


BENIHANA inc.

CARIBBEAN & SOUTH AMERICA


1 Aruba
4 Caracas
Trinidad & Tabago 1
2 Lima
1 Santiago



BENIHANA inc.

8685 N.W. 53rd Terrace, Miami Florida 33166